Filed by Hanover Compressor Company
Commission File No. 1-13071
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Hanover Compressor Company
Commission File No. 1-13071
Subject Company:
Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company:
lliad Holdings, Inc.
Commission File No
     The following is a letter sent by John Jackson, president and CEO of Hanover Compressor Company, to all employees of Hanover Compressor Company:

Date:	February 5, 2007

To:	Hanover Employees Worldwide

From:	John Jackson, President and CEO

Subject:	Proposed Merger of Hanover Compressor Company and Universal Compression
Today, Hanover Compressor Company and Universal Compression jointly announced the signing of a definitive agreement to merge the two companies. The executive leadership of Hanover, along with our Board of Directors, believes this merger will be in the best interests of both companies as we together create the premiere natural gas compression and production services company in the world.
The new company, which has yet to be named, will leverage the strengths of both companies to create a stronger and more efficient company that can create great value for us as individuals, for our current and future customers, and for our stockholders. It’s an exciting time for employees at both Hanover and Universal.
I want to thank you for your service in the success of Hanover and want to encourage each of you to remain focused. There are many questions that will be answered in today’s employee meetings, and in the days ahead, that can be distracting. You are an important part of the team and neither we nor your family wants to lose you to accident or injury. Safety is still a top priority.
Until the merger is completed, however, we as a company must continue to compete with Universal Compression on a daily basis. Competition is key to the past and future success of both companies, singularly and in combination.
I look forward to meeting as many of you as possible in the days ahead to discuss the proposed merger with Universal and its progress.

Additional Information
     In connection with the proposed merger, a registration statement of the new holding company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, THE ILIAD HOLDINGS, INC., AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
     Hanover Compressor Company and Universal Compression Holdings, Inc. and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.